Exhibit 99.2
CONFORMED COPY
GUARANTEE AGREEMENT
This Guarantee Agreement (this “Guarantee”) is entered into on the 1st day of July 2011 between:
(i)	Telenor ASA, a company incorporated under the laws of Norway with its registered offices at Snarøyveien 30, 1331 Fornebu, Norway (the “Guarantor”); and

(ii)	ING Bank N.V., London Branch, a corporation incorporated under the laws of the Netherlands with its registered offices at 60 London Wall, London EC2M 5TQ, United Kingdom (the “Beneficiary”).
WHEREAS:
A.	Telenor East Holding II AS (the “Principal”) has become a party to the letter agreement dated 2 June 2006 (as amended, supplemented or otherwise modified and in effect from time to time in accordance with the terms thereof, the “Agreement”) with the Beneficiary pursuant to the Assignment, Novation and Amendment Agreement dated 1 July 2011 between Telenor East Invest AS, as transferor, the Principal, as transferee, and the Beneficiary, as remaining party; and

B.	The Guarantor has executed this Guarantee at the request of the Principal as security for the due and punctual payment, observance and performance of all of the obligations of the Principal under the Agreement.
NOW THEREFORE, the parties agree as follows:
1.	Subject to the terms of this Guarantee, the Guarantor hereby irrevocably and unconditionally guarantees to the Beneficiary, as primary obligor and as a guarantor of payment and performance, the due, complete and punctual payment of all amounts which are or may become due and payable by the Principal, and the due, complete and punctual performance of all other agreements, covenants, indemnities and undertakings of the Principal under the Agreement, together with all claims for damages arising from or in connection with the failure punctually and completely to pay or perform such obligations (such obligations being herein collectively called the “Guarantee Obligations”).

2.	Subject to Clause 5, this Guarantee is a continuing guarantee and shall not be satisfied, discharged or affected by any intermediate payment or discharge in whole or in part.

3.	The Beneficiary agrees that in consideration of the receipt of this Guarantee, notwithstanding the occurrence of a default under clause 5(a)(i) of the 2002 ISDA Master Agreement and Schedule dated 1 July 2011 between the Principal and the Beneficiary, which is incorporated by reference into the Agreement, the Beneficiary will not:
(a)	accelerate the maturity of the principal amount or any other amount owing to it at any time under the Agreement; or

(b)	rescind or cancel the Agreement and claim damages for its loss; or

(c)	exercise any right of set off against the Principal,

in each case, unless the Guarantor has not paid such amounts as are owed by the Principal within three (3) business days of the Beneficiary giving the Guarantor written notice thereof.
4.	If any payment by the Principal or any discharge given by the Beneficiary is avoided or reduced as a result of insolvency or any similar event:
(a)	the liability of the Guarantor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	the Beneficiary shall be entitled to recover the value or payment from the Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.
5.	The obligations of the Guarantor under this Guarantee will not be affected by any act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Guarantee, including:
(a)	any time, waiver or consent granted to, or composition with, the Principal;

(b)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Principal or any other person;

(c)	any unenforceability, illegality or invalidity of any obligation of the Principal under the Agreement;

(d)	any insolvency or similar proceedings; and

(e)	any other act or omission which would have not been discharged or affected the liability of the Guarantor had it been principal debtor instead of guarantor or by anything done or omitted which but for this provision might operate to exonerate the Guarantor.
6.	Until all Guarantee Obligations have been paid in full, the Guarantor waives all rights of subrogation which it may at any time otherwise have as a result of this Guarantee and any right to enforce any other remedy which the Guarantor has or may have against the Principal.

7.	This Guarantee is valid until 30 business days after the Agreement has been terminated in accordance with its terms or ceased to be in effect, by which date notice of claims, if any, must have been given to the Guarantor.

8.	Any claim or notice made or given by the Beneficiary to the Guarantor under this Guarantee shall be deemed to be sufficiently made and given if in writing and sent by letter or telefax to the following addresses:
          Redacted
Any such notice shall be deemed to have reached the Guarantor (i) if by letter, when left at the relevant address or five working days after being deposited in the post prepaid in an envelope addressed to the Guarantor at that address, or (ii) if by fax, when dispatched, but only if the Beneficiary has a record which shows that transmission to the correct fax number was effectively made.

9.	The Beneficiary shall not assign or transfer any of its rights hereunder without the prior written consent of the Guarantor.
10.	This Guarantee shall be governed by and construed in all respects in accordance with the laws of Norway. Any dispute arising out of or in connection with this Guarantee shall be resolved by the courts of Norway, legal venue to be Asker og Bærum Tingrett.

TELENOR ASA, as Guarantor
By	/s/ Jon Fredrik Baksaas
	Name:	Jon Fredrik Baksaas
	Title:	Chief Executive Officer

ING BANK N.V., LONDON BRANCH, as Beneficiary
By	/s/ Ron van Staten
	Name:	Ron van Staten
	Title:	Authorised Signatory

ING BANK N.V., LONDON BRANCH, as Beneficiary
By	/s/ Michael Amos
	Name:	Michael Amos
	Title:	Authorised Signatory

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